Exhibit 99.1

Junee Limited Announces Financing Round of Up to US$40 Million to Establish AI Supercomputing Center in Australia

Singapore, October 29, 2024 /PRNewswire/– Junee Limited (NASDAQ: JUNE) (the “Company”), today announced its strategic focus on developing and operating artificial intelligence (AI) computing centers. To support this initiative, the Company plans to raise up to US$40 million through a financing round, with the funds earmarked for the establishment of an AI supercomputing center in Australia and to bolster its working capital.

The planned financing of up to US$40 million will be used primarily for two key purposes:

1.	Establishment of an AI supercomputing center in Australia: The funds will support the construction and operation of a state-of-the-art AI supercomputing center, which is expected to consist of 511 AI servers equipped with up to 4,088 NVIDIA H200 or higher level GPUs. The total investment in this project could reach up to US$200 million, with the project being implemented in phases.

2.	Working Capital: A portion of the funds will be allocated to enhance the company’s working capital, providing financial flexibility and support for ongoing operations.

“We are excited to embark on this new chapter, where we will leverage our expertise and resources to build a robust AI computing infrastructure,” said Yu Chun Kit, Director of Junee Limited. “The planned financing will provide us with the necessary capital to establish a world-class AI supercomputing center in Australia and support our broader business objectives. We are confident that this strategic focus will drive significant growth and value for our stakeholders.”

Junee Limited is committed to becoming a leading player in the AI computing sector, driven by the increasing demand for advanced computing capabilities. To accelerate its entry into the AI computing market, Junee Limited has entered into a non-binding memorandum of understanding with PanaAI Technology Pty Ltd (“PanaAI”), an NVIDIA Cloud Partner based in Australia on August 27, 2024. By investing in cutting-edge technology and forming strategic partnerships, the company expects to capture a significant share of the market and contribute to the advancement of AI technology.

Historical Events:

On August 27, 2024, the Company announced that it entered into a non-binding memorandum of understanding with PanaAI. PanaAI is an AI computing services and operations company that is a NVIDIA Cloud Partner in Australia and member of the NVIDIA Ecosystem in Australia. Both parties agreed to collaborate on the development of AI products and explore the construction of AI supercomputing centers in Australia, potentially involving up to US$200 million in investment, including 511 AI servers with up to 4,088 NVIDIA H200 or higher level GPUs.

On September 18, 2024, the Company announced that its wholly-owned subsidiary, ASPAC AI Computing Pty Ltd (“ASPAC”) entered into a service contract with PanaAI for the design, integration, and deployment of an artificial intelligence superfactory (AISF).

On October 15, 2024, the Company announced that ASPAC entered into a customer purchase agreement with PanaAI for the procurement of hardware and software services from PanaAI. Pursuant to the customer purchase agreement, PanaAI will provide ASPAC with data center infrastructure, NVIDIA Networking products, NVIDIA H200 GPU servers, and professional services. As consideration for the services, ASPAC shall pay PanaAI in installments totaling approximately US$100 million. The customer purchase agreement and services are part of the Company’s non-binding memorandum of understanding with PanaAI for up to US$200 million investment announced on August 27, 2024.

About Junee Limited:

Junee Limited (NASDAQ: JUNE) with its wholly owned subsidiary ASPAC AI Computing Pty Ltd (“ASPAC”), is an innovative technology company specializing in supercomputing infrastructure, and dedicated to advancing artificial intelligence and high-performance computing (HPC). As the global demand for GPU-accelerated cloud computing and large-scale computational resources surges, the Company stands at the forefront of continuously driving technological innovation and invest in infrastructure to provide robust computing power to industry users, startups, government agencies, and research institutions.

Its mission is to become a leading provider of high-performance AI computing solutions. The Company is currently undergoing construction of a supercomputer facility in the Southern Hemisphere, which is designed to empower rapid advancements in cutting-edge technologies such as Large Language Models (LLMs), Vision-Language Models (VLMs), autonomous driving, robotics, bio-genomics, climate science, environmental studies, disaster management, and energy development.

Through its advanced computing resources, the Company aims to help industries meet the technological challenges of the future, driving global innovation and collaboration.

For more information, please contact:

Media Contact:

Yu Chun Kit

Director

ir@juneelimited.com

+65 6022 1124

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements due to various factors. Investors are advised to refer to the documents filed by Junee Limited with the Securities and Exchange Commission, including the most recent Form 20-F, for a discussion of these risks and uncertainties.